October 5, 2010
By EDGAR Transmission United States Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549

Attn: John Dana Brown

Re:	Zipcar, Inc.

Registration Statement on Form S-1

Filed June 1, 2010

File No. 333-167220

Ladies and Gentlemen:

On behalf of Zipcar, Inc. (“Zipcar” or the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 2 in response to comments contained in a letter, dated August 3, 2010 (the “Letter”), from John Dana Brown of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Scott Griffith, Chief Executive Officer of Zipcar. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 2.

Inside Cover Page Artwork

1. We note your response to comment two of our letter dated June 28, 2010, and we reissue the comment. Please limit your cover artwork to products and/or services actually owned or provided by you and eliminate graphics intended for your customers, rather than investors. Finally, retain only the text which is required, if any, to briefly explain the images. We offer further guidance in our comments below.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see the revised artwork filed with Amendment No. 2.

2. Text on the inside cover page artwork should only be used to the extent necessary to explain briefly the visuals in the presentation. Please revise accordingly and delete marketing language such as, “Imagine the convenience . . . . without any of the hassles . . . .”

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see the revised artwork filed with Amendment No. 2.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

October 5, 2010

3. Clarify in the second and third picture what you are trying to depict with the graphic of “1 pm to 7pm” or “9am to 3 pm.”

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see the revised artwork filed with Amendment No. 2.

4. Please delete such phrases as “by the spf” and “by the shopping spree.”

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see the revised artwork filed with Amendment No. 2.

Industry Data

5. We note your response to comment five of our letter dated June 28, 2010. Please revise to clarify that you believe and act as if all third-party data and the underlying economic assumptions relied upon therein are reliable.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 33 of the prospectus.

Prospectus Summary, page 1

6. Please revise to state as beliefs some of your statements such as “convenient,” “easy-to-use,” an “enjoyable alternative to car ownership,” “free from the costs and hassles of car ownership,” “simple and compelling” benefits (at page 2) and “superior member experience” (at page 4). By way of example, these statements appear to be subjective. Clarifying that it is your belief that, for instance, your service is convenient or easy-to-use will help to balance the disclosure. In the alternative, please substantiate your statements to us. Similarly revise under “Business,” at page 84.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 1, 2, 4, 82 and 87 of the prospectus.

7. Please provide us with the basis for your belief that you have significant advantages over your competitors or delete the references to your competitors. Similarly revise under “Other Car Sharing Service Provider,” at page 89 and “Our Competitive Differentiators,” at page 89.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 1, 2, 87 and 88 of the prospectus.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

October 5, 2010

Unaudited Pro Forma Condensed Combined Financial Statements

Note 3 – Preliminary Purchase price Allocation

8. We note the Company’s response to our prior comment number 14 and the disclosures that have been added to pages 45 and 46 of the registration statement in response to our prior comment. Please expand the Company’s disclosures with respect to the method used to value the common shares issued in connection with the Streetcar acquisition to explain in further detail the significant assumptions that were used in preparing the Company’s valuation analysis. As part of your revised disclosure, please explain any revenue and expense growth rates as well as discount rates that were used in your analysis and explain how these assumptions were calculated or determined.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 45-46 of the prospectus. The Company advises the Staff that it believes that providing actual growth rates may mislead investors since these rates were estimated at various points of time and were based on several assumptions, including the Company’s performance and market conditions. Accordingly, the Company has provided expanded disclosure related to the key assumptions used in preparing the valuation analysis and the basis under which those assumptions were developed.

9. We note from the Company’s response to our prior comment number 16 and from the disclosures included in Note 3 that the warrants issued to a majority shareholder of Streetcar as payment of a transaction fee have been included as part of the purchase price for the Streetcar acquisition. We also note from the Company’s response that because Streetcar independently agreed to pay a fee to its majority shareholder for serving as a broker in connection with the transaction and because the Company was not involved in these discussions, all of consideration issued to Streetcars shareholders, including the warrants issued for the payment of the transaction fee were treated as part of the purchase consideration. As outlined in ASC 805-10-25-23, costs incurred in connection with an acquisition transaction should be accounted for as expenses in the period in which they are incurred. Please note that we do not believe the fact that the Company was not involved in the negotiation of these costs provides any basis for including such amounts as part of the purchase consideration since the transaction fee was paid by the Company through the issuance of the warrants. Please revise the purchase price allocation for the acquisition to exclude the value of the warrants issued in payment of the transaction fee. Also, please revise the pro forma balance sheet to include a pro forma adjustment giving effect to the issuance of the warrants as payment for the transaction fee. As part of your revised disclosures, you should also indicate the number and significant terms of the warrants issued in payment of the transaction fee as well as the fair value of the warrants issued in payment of the fee and the method and assumptions used to determine its fair value.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

October 5, 2010

Response: The Company discussed the following response with Ms. Linda Cvrkel and Ms. Effie Simpson of the Staff on August 25, 2010. The Company advises the Staff that Streetcar’s shareholders agreed to pay a transaction fee to its majority shareholder in return for advisory services provided to Streetcar in connection with the business combination. The transaction fee paid did not cover any of Zipcar’s acquisition costs. Accordingly, the transaction fee has been recorded as an expense and a corresponding liability has been recorded in Streetcar’s financial statements under U.S. GAAP prior to the closing of the business combination. The transaction fee totaled $631,000 and was settled in the form of cash, notes payable, common stock and warrants to acquire common stock.

The Company acknowledges that ASC 805-10-25-23 provides that “acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation, and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. The acquirer shall account for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received, with one exception. The costs to issue debt or equity securities shall be recognized in accordance with other applicable GAAP.”

The Company also considered the guidance in ASC 805-10-25-1, which states that “a transaction entered into by or on behalf of the acquirer or primarily for the benefit of the acquirer or the combined entity, rather than primarily for the benefit of the acquiree (or its former owners) before the combination, is likely to be a separate transaction” and notes that the advisory services rendered by the majority shareholder were for the benefit of Streetcar’s selling shareholders and not for the benefit of Zipcar. Hence, this fee would not be treated as a separate transaction.

In evaluating the nature of the liability incurred by Streetcar for the advisory services, the Company further considered the factors in ASC-805-55-18 including a) the reasons for the transaction; b) who initiated the transaction; and c) the timing of the transaction. ASC-805-55-18 states that “understanding the reasons why the parties to the combination (the acquirer, the acquiree, and their owners, directors, managers, and their agents) entered into a particular transaction or arrangement may provide insight into whether it is part of the consideration transferred and the assets acquired or liabilities assumed. For example, if a transaction is arranged primarily for the benefit of the acquirer or the combined entity rather than primarily for the benefit of the acquiree or its former owners before the combination, that portion of the transaction price paid (and any related assets or liabilities) is less likely to be part of the exchange for the acquiree. Accordingly, the acquirer would account for that portion separately from the business combination.”

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

October 5, 2010

Based on the above-mentioned factors, since the advisory services benefited the selling shareholders, the Company has recognized the liability related to the advisory services as an assumed liability in accounting for the transaction.

The Company has revised its accounting and related disclosure by reducing the purchase consideration by the value attributable to the settlement of the transaction fees and correspondingly has increased the assumed liabilities related to the acquisition to include the above-mentioned transaction fees payable by Streetcar. The Company has also presented an updated pro forma presentation for the six months ended June 30, 2010 reflecting the adjustments associated with the transaction fee to remove the impact of the expense on the combined pro forma results of the Company and Streetcar since these expenses will not have a continuing impact on the results of the combined company.

The Company has already disclosed the number and significant terms of the warrants issued and the assumptions used for the valuation of the warrants issued in note 3 to the pro forma presentation. The Company has revised the Registration Statement to add a disclosure in footnote 3 to the consolidated financial statements to include the terms of all the warrants issued and assumptions used for the valuation of the warrants. Please see page 46 and F-21 of the prospectus.

To further clarify the nature of the equity payments associated with this transaction, the Company has revised its disclosure in Item 15 (b) and (c). Please see pages II-3 and II-4 of the Registration Statement.

10. Refer to footnote 4(D) - please revise footnote 4(D) to clarify that the interest expense on a loan to a Streetcar shareholder paid off upon the closing of the acquisition transaction that is being eliminated as part of adjustment 4(D) represents the historical interest expense for the periods reflected in Streetcar’s financial statements.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 47 of the prospectus.

Use of Proceeds, page 31.

11. We note your response to our prior comment 11 and added disclosure. Please revise to also disclose the amount of debt owed to each Lighthouse Capital Partners VI, L.P. and Pinnacle Ventures L.L.C. and include the interest rate and maturity of the debt or advise. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 31 and 32 of the prospectus.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

October 5, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Valuation of Long-Lived and Intangible Assets, Including Goodwill, page 61

12. We note your response to our prior comment number 29 in which you explain the method and significant assumptions used by the Company in preparing it most recent goodwill impairment analysis. We also note that the Company has revised its discussion of it goodwill impairment analysis in the critical accounting policies section of MD&A to explain in further detail the method used by the company in completing its goodwill impairment analysis. However, we do not believe that the revised discussion provided on page 61 of MD&A was fully responsive to our prior comment. Accordingly, as requested in our prior comment, please expand your disclosure in MD&A to provide the following additional information:

•

Description of the key assumptions (including specific revenue and cost increases, discount rates, etc.) used in preparing the goodwill impairment analysis and an explanation of how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions; and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

•

A comparison between projections included in your analysis, and actual results to date, including a discussion of any facts or circumstances responsible for any material differences between actual results and those reflected in your impairment analysis.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 59 of the prospectus.

13. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment.

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that, as disclosed in the prospectus, the fair value of the applicable reporting unit significantly exceeded the net assets, including goodwill, assigned to that reporting unit. In addition, the Company has provided a sensitivity analysis of changes in the estimated fair value and the related impact on the goodwill impairment. The Company has followed the guidance from the Commission on Current Developments in the Division of Corporation Finance dated December 8, 2009.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

October 5, 2010

Stock-Based Compensation, page 62

14. We note your response to our prior comment number 30 in which the Company indicates that it has not yet determined the pricing of the common shares to be issued in the Company’s initial public offering. To the extent that the expected pricing of the Company’s common shares in its planned initial public offering exceeds the estimated fair value of the Common shares issued during 2009 and 2010 as indicated by the valuations prepared by management, please revise MD&A to include a discussion of each significant factor that contributed to the difference between the fair value of the Company’s common shares during 2009 and the expected public offering price.

Response: The Company acknowledges the Staff’s comment and, if material to investors, will so revise MD&A in a future amendment to the Registration Statement wherein the Company discloses the expected pricing of its common shares to be issued in its initial public offering.

Liquidity and Capital Resources, page 78

15. We note your response to comment 32 of our letter dated June 28, 2010. Please further address the impacts on your liquidity and capital resources regarding the expansion of your systems and infrastructure, including quantifying the expansion costs to the extent practicable, or advise.

Response: The Company respectfully submits that it does not believe that systems and infrastructure costs will have a material impact on the liquidity and capital resources of the Company, and the Company has revised the Registration Statement accordingly. Please see pages 10, 75 and 80 of the prospectus.

16. Please clarify what is meant by the “associated warrant value” in regards to the effective interest rates for the loans discussed in the second and third paragraphs of this section.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 76 of the prospectus.

17. Please expand your disclosure regarding how your new variable funding note facility will operate. Please clarify if this is the ABS facility that you refer to in your risk factors section.

Response: The Company respectfully advises the Staff that, as disclosed on page 5 of the prospectus, the securitization program and new variable funding note facility entered into by Zipcar Vehicle Financing LLC in May 2010 is referred to in the prospectus, including the risk factors section, as the Company’s ABS facility. The Company has revised the Registration Statement to clarify how the new variable funding note facility will operate. Please see pages 76 and 77 of the prospectus.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

October 5, 2010

Contractual Obligations, page 82

18. We note your response to our prior comment number 34 but continue to note that the contractual maturities of the Company’s long-term debt arrangements as disclosed in the table on page 82 do not agree to the amounts and related debt maturities reflected in Note 9 on page F-27. Please reconcile and revise these disclosures.

Response: The Company supplementally advises the Staff that the following reconciliation can be derived from the existing disclosure in the prospectus.

	Page 80	Note 8 and 9 (pages F-32 and F-34)
Operating Leases	$18,200	$18,200
Capital Leases	$3,351	$ 3,351
Debt including interest	$14,711	N/A
Interest related to debt (*)	$2,495	N/A
Debt excluding interest	$12,216	$12,216
* reported in millions

Business, page 84

Our Operations and Fleet Management, page 89

19. We note your response to comment 45 of our letter dated June 28, 2010. Briefly explain what assets will be securitized and how this will allow you to borrow money for purchasing or leasing new vehicles. Additionally please explain or provide a basis for your statement regarding “lower financing rates available in the asset-backed lending market.”

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 92 of the prospectus.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

October 5, 2010

Executive Compensation, page 103

20. While we note your response to our prior comment 53, the causal connection between the disclosure of your 2009 performance targets and any competitive harm is not clear. Regarding the 2009 annual cash bonuses, please disclose the “specified revenue and earnings targets, including adjusted EBITDA targets” and the actual performance relative to those targets, or explain how disclosure of this companywide information related to a past period will cause competitive harm. If you continue to believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) Regulation S-K.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 104 and 105 of the prospectus. The disclosure of any additional information relating to the specific financial or operational targets for the Company’s executives would cause the Company competitive harm. The disclosure of such targets would provide competitors with proprietary information relating to the Company’s business model, revenue projections, expected cost structure and areas of potential efficiencies. Moreover, providing such detail regarding the Company’s compensation structure would readily allow a competitor to replicate the Company’s compensation matrix; since nearly all of the Company’s competitors have greater access to capital than the Company does, any competitor could readily lure key executives from the Company by offering a higher compensation package.

21. We note your response to comment 54 of our letter dated June 28, 2010, indicating that you granted plan-based awards during 2009. It appears that disclosure of threshold, target, and maximum amounts in a Grants of Plan-Based Awards table would not be duplicative of the actual award amounts shown in the Summary Compensation Table. Please provide disclosure in a Grants of Plan Based Awards Table, or advise.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 109 of the prospectus.

Certain Relationships and Related person Transactions, page 119

22. We note your response to comment 57 of our letter dated June 28, 2010. Please revise to clarify what transactions you will review under your written policies and procedures. You state on page 120 that you expect the board to adopt written policies and procedures for the review of related party transactions exceeding $120,000. However you indicate on page 121 that some transactions will not be considered “related person transactions,” including all transactions less than a floor amount equaling $200,000 or more.

Response: The Company respectfully advises the Staff that the disclosure on page 119 of the prospectus describes the Company’s related person transaction policy

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

October 5, 2010

and identifies the criteria for determining whether a transaction is considered a related person transaction for the purposes of such policy. As set forth on page 119 of the prospectus, under the Company’s related person transaction policy, the Company shall review any transaction, arrangement or relationship in which (i) the Company is a participant, (ii) the amount involved exceeds $120,000 and (iii) one of the Company’s executive officers, directors, director nominees or 5% stockholders (or their immediate family members) has or will have a direct or indirect material interest. The Company clarifies this policy by identifying, on page 119 of the prospectus, the types of transactions that the board has determined do not create a material direct or indirect interest on behalf of related persons and, therefore, are not considered to be related person transactions, including interests arising from a related person’s position as executive officer of another entity where the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving the payment and certain other conditions are met.

In addition, the Company has revised the disclosure on page 119 of the prospectus to reflect the Company’s adoption of the related person transaction policy and procedures.

23. Please revise the notes to the Company’s financial statements to disclose the significant terms of the stockholders’ agreement and the stockholders’ voting agreement that have been entered into between the Company and certain of its significant or principal stockholders. Refer to the disclosure requirements outlined in ASC 850-10-50-1.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-25 of the prospectus.

Zipcar, Inc. Financial Statements

Note 3. Acquisition, Intangible Assets, Goodwill and Redeemable Non-controlling Interest

24. We note your response to our prior comment number 67 in which the Company explains the method used to determine the fair value of the Series F redeemable convertible preferred stock issued in connection with the Flexcar acquisition. Please tell us and expand the disclosure in Note 3 to disclose the significant assumptions (i.e., revenue and cost growth rates, discount rates, etc) that were used in the valuation prepared to determine the fair value of the Series F redeemable convertible preferred shares.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages F-15 and F-16 of the prospectus. The Company advises the Staff that it believes that providing actual growth rates may mislead investors since these rates were estimated at various points of time and were based on several assumptions, including the Company’s performance and market conditions. Accordingly, the Company has provided expanded disclosure related to the key assumptions used in preparing the valuation analysis and the basis under which those assumptions were developed.

25. Also, we note from your response that the fair value of the Series F preferred shares was higher than the value of the Company’s common shares issued during 2007 due to certain

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

October 5, 2010

additional rights associated with the Series F preferred shares. Please revise the notes to the Company’s financial statements to disclose the additional rights and privileges associated with the Series F preferred shares that result in the higher valuation for these shares. Refer to the disclosure requirements outlined in ASC 505-10-50-3.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-15 of the prospectus.

Note 14. Subsequent Events

26. Please revise Note 14 to include all of the disclosures required by ASC 805-1050-2 with respect to the acquisition of Streetcar in April 2010. As part of your revised disclosures, please explain how the Company valued all of the non-cash consideration issued in connection with the acquisition transaction, and explain the methods and significant assumptions used in preparing such valuations.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see Note 3 on pages F-18–F-21 of the prospectus.

27. We note the disclosure that has been added to Note 14 in response to our prior comment number 60 but do not believe that the Company’s revised disclosures were fully responsive to our prior comment. Please revise Note 14 to explain how the warrants to acquire 250,000 shares of the Company’s common stock that were issued to the Company’s lenders during 2010 were valued and accounted for in the Company’s financial statements.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-31 of the prospectus.

28. Please revise Note 14 to disclose the significant terms (i.e., interest rate, repayment terms, etc.) associated with the new variable funding note facility obtained by ZVF on May 24,1010.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see Note 8 on pages F-32 and F-33 of the prospectus.

Other

29. The financial statements should be updated, as necessary, to comply with Rule 312 of Regulation S-X at the effective date of the registration statement.

Response: The Company supplementally advises the Staff that it has updated the financial statements through June 30, 2010 in accordance with Rule 3-12 of Regulation S-X.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

October 5, 2010

30. Please provide currently dated consents from the independent public accountants in any future amendments.

Response: The Company acknowledges the Staff’s comment. Please see Exhibits 32.1 and 32.2 of the prospectus.

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or John Chory of this firm at (781) 966-2001.

Sincerely,

/s/ Susan L. Mazur

Susan L. Mazur

SLM:kl

cc:	Scott W. Griffith, Chief Executive Officer, Zipcar, Inc.

Maria D. Stahl, General Counsel, Zipcar, Inc.